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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

KOS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

500648100

(Cusip Number)

Steven Jaharis
c/o Steven K. Aronoff, P.C.
475 Park Avenue South, 23rd Floor
New York, New York 10016
(212) 889-9250

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500648100			Page 2 of 5

1.	Name of Reporting Person: Steven Jaharis		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 241,423

		8.	Shared Voting Power: 3,841,649

		9.	Sole Dispositive Power: 241,423

		10.	Shared Dispositive Power: 3,841,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,083,072

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 500648100	Page 3 of 5

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to common stock, par value $.01 per share (the “Common Stock”), of Kos Pharmaceuticals, Inc., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1001 Brickell Bay Drive, 25th Floor, Miami, Florida 33131.

Item 2. Identity and Background.

(a)	Name of Persons Filing:

Steven Jaharis

(b)	Address of Principal Business Office or if None, Residence:

For each filer:
c/o Steven K. Aronoff, P.C. 475 Park Avenue South 23rd Floor New York, New York 10016

(c)	Steven Jaharis is a physician and any correspondence regarding this filing should be addressed c/o Steven K. Aronoff at the mailing address above.

(d)	During the last five years, the filer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the filer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor a finding of any violation with respect to such laws was made.

Item 3. Source and Amount of Funds or Other Consideration.

     Wilson Point Holdings, LP, a limited partnership, currently holds 3,841,649 shares of Kos’ common stock for investment purposes. Cubs Management, LLC is the general partner of Wilson Point Holdings, LP. On February 10, 2004, Steven Jaharis was appointed as a manager of Cubs Management, LLC. On February 12, 2004, Steven Jaharis received a gift of 50% of the membership interests in Cubs Management, LLC.

Item 4. Purpose of Transaction.

     Wilson Point Holdings, LP holds 3,841,649 shares of Kos’ common stock for investment purposes only and Steven Jaharis is a manager of Cubs Management, LLC which is the general partner of Wilson Point Holdings, LP. The filer does not have any plans or proposals which related to or would result in: the acquisition of additional securities of the Issuer; the disposition of securities of the Issuer; an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present

CUSIP No. 500648100	Page 4 of 5

board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; and changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or any actions similar to those described above.

Item 5. Interest in Securities of the Issuer.

(a)	Number of shares beneficially owned by Steven Jaharis:

4,083,072 (11.1% of the Common Stock)

(b)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote:

241,423

(ii) Shared power to vote or to direct the vote:

3,841,649

(iii) Sole power to dispose or to direct the disposition of:

241,423

(iv) Shared power to dispose or to direct the disposition of:

3,841,849

(c)	Steven Jaharis received options to purchase 10,000 shares of Kos’ common stock on January 29, 2004 with an exercise price of $50.20 as a result of his service as a director of the company as reported on a Form 4 filed on February 2, 2004.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Steven Jaharis except for Wilson Point Holdings, LP, Cubs Management, LLC, and the other manager and member of Cubs Management, LLC.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Steven Jaharis does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Steven Jaharis shares voting and investment control over the securities held by Wilson Point Holdings, LP with the co-manager and co-member of Cubs Management, LLC.

CUSIP No. 500648100	Page 5 of 5

Item 7. Material to be Filed as Exhibits.

     None.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: February 19, 2004.

/s/ Lawrence B. Copperman as attorney in fact

Steven Jaharis
By Lawrence B. Copperman as attorney in fact